May 10, 2016

VIA EDGAR

Mr. Michael Clampitt
Attorney-Advisor
Securities and Exchange Commission
Officer of Financial Services
100 F Street, N.E.
Washington, D.C. 20549

Re:  Grupo Supervielle S.A. —
Amendment No. 1 to the Registration Statement on Form F-1; Filed April 15, 2016; File No. 333 - 208880

Dear Mr. Clampitt:

On behalf of our client, Grupo Supervielle S.A. (the “Issuer”), we hereby acknowledge receipt of the comment letter, dated May 3, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding amendment No. 1 to the registration statement filed on April 15, 2016 (the “April 15 Submission”).  The Issuer submits this letter in response to the Comment Letter.  For ease of reference, the Staff’s comment in bold-face type has been reproduced below, followed by the Issuer’s response.  The Issuer has updated and revised the April 15 Submission in amendment No. 2 to the registration statement on Form F-1 (File No. 333 — 208880) filed with the Commission on May 10, 2016 (the “Amended Registration Statement”).  The Amended Registration Statement includes amendments made in response to the Comment Letter.  In addition, in order to comply with Item 8.A.5 of Form 20-F, the Amended Registration Statement includes first quarter financial information that has been made public in Argentina.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

RESPONSES TO STAFF COMMENTS

General

1.                                      Please revise the over-allotment statement to clarify the amounts from the Company and from selling shareholders.  Make similar revisions to the Underwriting section.

Response:  The Issuer respectfully advises the staff that the selling shareholders will not be selling Shares or ADSs pursuant to the over-allotment option.  The Issuer has revised the disclosure in the Underwriting section on page 339 of the Amended Registration Statement to clarify that if the international underwriters exercise the over-allotment option, they will do so ratably based on each international underwriter’s initial purchase commitment.

2.                                      We note that you have filed a short-form tax opinion with this amendment.  However, a description of law is insufficient for the purposes of satisfying Item 601(b)(8) of Regulation S-K.  Please direct counsel to file a long-form tax opinion covering the specific material foreign tax consequences applicable to purchasers in this offering and consenting to the discussion of its opinion in the prospectus.  Alternatively, please revise your disclosure under the heading “Material Argentine Tax Considerations” beginning on page 329 to name counsel and clearly identify and articulate the opinion being rendered, and then direct counsel to file a revised short-form opinion stating clearly that the disclosure in this section of the prospectus is its opinion.  Please refer to Staff Legal Bulletin No. 19, available on our website, for further guidance.

Response:  The short-form opinion of local counsel, as well as the disclosure under the heading “Material Argentine Tax Considerations” on pages 331 and 334 of the Amended Registration Statement, have been revised to address the Staff’s comment.

The Issuer acknowledges the Staff’s response protocol as well as the other matters set forth in the Comment Letter. The Issuer will furnish a letter at the time it requests acceleration of the effective date of the Amended Registration Statement acknowledging the statements set forth in the Comment Letter.

The Issuer appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to our messenger.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 225-2208.

Sincerely,

/s/ Andrés de la Cruz
Andrés de la Cruz

cc:             Christopher Dunham
Securities and Exchange Commission

Julio Patricio Supervielle
Grupo Supervielle S.A.

Nicholas A. Kronfeld
Davis Polk & Wardwell LLP